Exhibit 99.3

ICLICK INTERACTIVE ASIA GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY

FORM OF PROXY FOR USE BY SHAREHOLDERS OF ICLICK INTERACTIVE ASIA GROUP LIMITED (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE COMPANY (THE “MEETING”) TO BE held at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, on December 23, 2020 at 9:00 a.m. (HONG KONG time), oR December 22, 2020 at 8:00 P.m. (New York time)

I/We (note (1))
of
being the registered holder(s) of (note (2))
shares of US$0.001 each in the capital
of the Company (“Share(s)”), hereby appoint (note (3)) the chairman of the Meeting or _________________________________
of

to act as my/our proxy for the Meeting to be held at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, on December 23, 2020 at 9:00 a.m. (Hong Kong time), or on December 22, 2020 at 8:00 p.m. (New York time) and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a “X” in the spaces provided how you wish the proxy to vote on your behalf.

Resolutions:

	FOR	AGAINST	ABSTAIN
1. 2.

AS AN ORDINARY RESOLUTION THAT, in accordance with the requirement in the Company's Articles of Association, the appointment of Mr. Matthew Chu Pong Fong as a director of the Company be and is hereby approved and ratified.

AS AN ORDINARY RESOLUTION THAT such other matters as may properly come before the Meeting or any adjournment or postponement thereof, be and are hereby approved.

	☐ ☐	☐ ☐	☐ ☐

I/we also hereby authorise/do not authorise* my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this __________ day of __________________2020.

Shareholder’s Signature:  ____________________________ (notes (4) and (5))

☐ Please tick here if you are appointing more than 1 proxy.             Number of shares proxy appointed over.

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.
2.	Please insert the number of shares registered in your name(s) in each class; if no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).
3.

A proxy need not be a member of the Company.  If a proxy other than the chairman of the Meeting is appointed, the appointor must delete the words “the chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided.

4.

In the case of joint registered holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names stated in the Register of Members of the Company in respect of such joint holding.

5.

This form of proxy must be signed by the appointor, or his attorney duly authorised, in writing, or if such appointor is a corporation, either under its common seal, or under the hand of an officer or attorney so authorised.

6.

If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion.  The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

7.

The ‘Vote Abstain’ option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that a ‘Vote Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

8.

In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King's Road, Quarry Bay, Hong Kong, Attention: Terence Li, by email to terence.li@i-click.com as soon as possible and in any event no later than 9:00 a.m. December 21, 2020 (Hong Kong time), or 8:00 p.m. December 20, 2020 (New York time).

9.	Any alterations made to this form should be initialled by the person who signs it.
10.

To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.